Denali Concrete Management, Inc.
123 West Nye Lane, Suite 129
Carson City, Nevada 89706

December 5, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Denali Concrete Management, Inc.
Form 8-K
Filed November 23, 2011
File No. 000-52545

Dear Ms. Jenkins:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated November 23, 2011 (the “Comment Letter”) to Dr. Fishman, Interim Chief Executive Officer of Denali Concrete Management, Inc. (“Denali” or the “Company”), with respect to the Company’s Current Report on Form 8-K filed with the Commission on November 23, 2011.  The response set forth below has been organized in the same manner in which the Commission’s comments and headings were organized in the Comment Letter.

1.
When a reverse merger (recapitalization) occurs, a change in accountants almost always occurs unless the same accountant audited the pre-merger financial statements of both the shell company registrant and the operating company.  The independent accounting firm that will no longer be associated with the registrant is considered the predecessor accountant.  We note that Denali Concrete Management’s accountant is R.R. Hawkins & Associates while Eye Fite Ltd’s accountant is Kost Forer Gabbay & Kasierer (Ernst & Young).  Please amend the Form 8-K to include the disclosures required by Item 4.01.

Response

The Company notes that on December 5, 2011 it filed with the Commission its Current Report on Form 8-K to report the dismissal of R.R. Hawkins & Associates as Denali Concrete Management’s accountant, which dismissal did not occur until November 29, 2011, and to report the engagement of Kost Forer Gabbay & Kasierer (Ernst & Young) as Denali Concrete Management’s accountant, which engagement occurred on December 1, 2011.

* * * *

Ms. Tia L. Jenkins
U.S. Securities and Exchange Commission
December 5, 2011

The Company acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at +972-3-924-1114.

Sincerely,

/s/ Pnina Fishman

Dr. Pnina Fishman
Interim Chief Executive Officer